

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2018

Daniel Ek
Chief Executive Officer, Chairman, Director
Spotify Technology S.A.
42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg

> **Re: Spotify Technology S.A.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 18, 2017**
> **CIK No. 0001639920**

Dear Mr. Ek:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Conform your "Subject to Completion" legend at the top of your cover page to the requirements of Item 501(b)(10) of Regulation S-K.

2. Highlight the purpose of the issuance of the beneficiary certificates. Please clarify when the authorized beneficiary certificates will be issued. If the beneficiary certificates will be issued in connection with your listing, disclose the percentage voting power that will

be held by your founders and certain of your shareholders upon issuance.

3.      Clarify that the recent private market trading prices may have little or no relation to the opening trading price for the Company's ordinary shares on the NYSE.

4.      Briefly discuss how your opening price will be set under NYSE rules and procedures.

5.      Highlight that the Company's direct listing of its ordinary shares on the NYSE is a novel method for going public, and as a result, the trading volume and price of the ordinary shares may be more volatile than if the ordinary shares were initially listed in connection with a traditional initial public offering.

Prospectus Summary, page 1

6.      We note your discussion of growth in users, retention, engagement, and revenues. Please balance your discussion by addressing your expectations regarding future losses and increased competition for users.

7.      In the third paragraph, please clarify how you define markets and whether it is based on countries, demographics, or other measures.

How is Spotify Different?, page 3

8.      To provide context to your year-over-year growth in Premium subscribers, disclose the impact of your revamped family plan and the revised methodology by which you classify Premium subscribers. It appears that you may count up to six subscribers for each single family plan as new Premium subscribers.

Recent Developments, page 7

9.      Briefly disclose the purpose behind the Tencent transactions. In addition, please disclose the limited exceptions pursuant to which Tencent may transfer ordinary shares within the three year period.

Risk Factors, page 13

10.     Several discrete risks are described under this risk factor caption. Please break out and separately discuss each risk, including, but not limited to, the following risks:
   * your opening price may have little or no relationship to your historical sales prices;
   * the lack of contractual lock-up agreements and the related impact;
   * the risk of fluctuations to your trading prices following the initial listing; and
   * an expanded discussion of the uncertainties associated with the NYSE process.

11.     Include a risk factor highlighting how your direct listing differs from a traditional initial public offering. Disclose what safeguards associated with a firm commitment

underwritten offering (e.g. underwriter's greenshoe, book building process to determine indications of interest, unpredictable supply of shares available for sale, etc.) will not be present in connection with your direct listing, possibly resulting in trading price and volume uncertainty.

If our efforts to attract prospective users and to retain additional users are not successful..., page 13

12.    We note that one of the challenges to increasing your Ad-Supported users and your Premium subscribers will be to improve your Ad-Supported Service "which may require consent by rights holders for additional features and functionality." Please explain that the challenges in identifying the rights holders and potential delays in obtaining consents may impact your results of operations and financial condition.

An active, liquid, and orderly market for our ordinary shares may not develop or be sustained..., page 41

13.    Please clarify why less price-sensitive investors may have a greater influence in setting your initial trading price and how this could result in an initial listing price that is higher than the price certain investors are willing to pay. Additionally, clarify who you consider to be "professional" investors and how their purchase or indication of interest will be factored into the pricing process.

14.    We note your statement that you have not engaged an investment bank to assist in setting an initial public offering price. Recently revised Rule 104 of the NYSE Listed Company Manual requires that the Company's financial advisor assist the Designated Market Maker in setting the opening price for trading. Please clarify and discuss the risks associated with this untested process. Additionally, disclose that you will be holding an investor day rather than a traditional "road show" in connection with your listing. Highlight your plans for the investor day and how those plans differ from the purpose of and information provided at a "road show."

Sales of substantial amounts of our ordinary shares...could reduce the price that our ordinary shares might otherwise attain..., page 43

15.    Reconcile your statement that there are no contractual lock-up agreements with your restrictions on transfer of ordinary shares under the Investor Agreement.

The future issuance of beneficiary certificates..., page 46

16.    Clarify that minority shareholders will have little ability to influence the direction of the Company as a result of voting control held by your founders.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 59

17.     Discuss management's plan for profitability.  We note that revenues and gross margins
        have increased significantly over the past four years but so has your net loss.

Components of our Operating Results
Cost of Revenue, page 61

18.     Clarify whether your royalty rates are based upon the number of times a recording is
        listened to, flat fees over the license period, or a combination of the two.

Key Performance Indicators, page 62

19.     You state on page 59 that your Ad-supported Service is a "strong and viable stand-alone
        product with considerable long-term opportunity for growth."  We also understand
        conversion of Ad-supported users is a primary source of your Premium subscribers.
        Please tell us whether management uses any metrics related to Ad-Supported users in
        evaluating your business.  Refer to Item 303(a)(3) of Regulation S-K and Section III.B.I
        of SEC Release 33-8350.

Results of Operations
Ad-Supported revenue, page 65

20.     Disclose the percentage of your advertisements that are delivered to mobile devices as
        opposed to other platforms.  Please also clarify what is meant by the statement "growth
        of programmatic inventory offset the decline".

Premium cost of revenue, page 66

21.     We note that you allocated a portion of your €45 million provision for legal disputes with
        certain rights holders to both premium cost of revenues and ad-supported cost of
        revenue.  Please explain how you determined the amount to allocate to each segment.

Critical Accounting Policies and Estimates
Content, page 72

22.     Please disclose how you determine when additional payments to licensors in connection
        with most favored nations clauses are probable.  Quantify the maximum amount that you
        could be required to pay under these arrangements (including the licensing agreements
        described on page 61 that were entered into during 2017).

23.     On page 24, you disclose a material weakness in your internal controls over the

accounting for rights holder liabilities. Given this material weakness and recent legal disputes involving the accuracy of your royalty payments, it appears that your estimate for royalty costs is based upon matters that are highly uncertain and sensitive to change. Please refer to FRR 72 and provide both qualitative and quantitative disclosure (to the extent available) about how sensitive your royalty cost estimates and assumptions are to change.

Convertible Notes, Warrants, and Contingent Options, page 73

24.    Please tell us if the terms of the convertible note agreements have been, or are expected to be, revised prior to the effective date of your registration statement to consider a direct listing as a specified conversion event.

Letter from Daniel Ek, page 79

25.    Please limit the content of the letter to key aspects of your business or the direct listing. For purposes of example only,
- consider revising or deleting the statements that Spotify is a "force for good" and the references to "equality, justice, and human rights across the globe;"
- balance the discussion of potential growth with disclosure acknowledging that that the Company may not realize the intended benefits of such growth; and
- address any negative perceptions associated with your service, such as criticisms by artists or media sources.

How is Spotify Different?, page 85

26.    Identify your "closest competitor."

Our Services
Our User Experience, page 93

27.    Please disclose the extent to which artists (or other rights holders) pay or provide you any other consideration (perhaps in the form of accepting a reduced royalty fee) in exchange for you adding their content to your curated playlists.

Our Technology
Leveraging Our Unique Data Assets, page 98

28.    We note that certain of your license agreements require you to track usage and content by users of your service. We further note that you track certain behaviors such as playing songs, sharing, or upvoting, and that you utilize technologies such as machine learning and artificial intelligence. Describe with greater specificity how you track usage for your ad-supported and premium services. For example, do you use cookies or other technologies?

Daniel Ek
Spotify Technology S.A.
January 17, 2018
Page 6

Business
Our competition, page 100

29.     Highlight the competitive advantage terrestrial radio and other mediums have over you
        with respect to the payment of royalty rates.

Employment Agreements, page 118

30.     We note that in 2017, Mr. Ek would no longer receive an annual salary and would instead
        have the right to receive solely a discretionary annual bonus subject to the achievement
        of certain milestones.  Briefly describe the nature of such milestones.  Disclose whether
        Mr. Ek may retain certain rights associated with the fixed monthly salary from his
        employment agreement or alternatively disclose whether he has forfeited those rights.

Principal Shareholders, page 127

31.     Expand footnote (5) to identify the other shareholders to be offered beneficiary
        certificates, the anticipated offering price, and the reasons why these shareholders are
        being included in the subscription offering.

Sale Price History of Ordinary Shares, page 149

32.     Qualify this disclosure by alerting potential investors that these transactions are not
        reflective of the anticipated public trading market for the Company's ordinary shares.

Plan of Distribution, page 160

33.     Discuss in detail the procedures that will apply to determining the opening trading price
        on the NYSE, and how buy and sell orders are determined without a traditional price
        range.  Discuss whether prospective purchasers and sellers will have access to the
        Reference Price set by the Designated Market Maker before submitting their buy or sell
        orders.

34.     We note your disclosure that the Designated Market Maker "will consult with a financial
        advisor to the Company in order to effect a fair and orderly opening trading price."
        Please revise your disclosure to clarify that you cannot guarantee a stable opening trading
        price and whether a direct listing creates a greater risk to potential investors than a
        traditional initial public offering.

35.     Identify your financial advisor(s) and supplementally provide us with copies of your
        engagement letters.  Disclose a summary of the services provided to you by the financial
        advisor(s) as well as any arrangements they may have with Registered Shareholders or
        broker-dealers with respect to sales of ordinary shares.

36.     Describe the process that will be followed by the financial advisor(s) and the Designated

Market Maker in determining the opening trading price. Discuss whether the Designated Market Maker will rely upon or consult with the Company's financial advisor(s) for a valuation of the Company in determining the Reference Price for the listing.

37.     Explain the reasons underlying the planned stock split of your ordinary shares.

38.     Tell us whether the Company or its financial advisors will be consulting with Registered Shareholders about their intentions to sell pursuant to this registration statement. Confirm that the list of Registered Shareholders on page 126 includes all ordinary shareholders contacted, and to be contacted, about possibly selling pursuant to this registration statement.

Consolidated Financial Statements
2. Summary of significant accounting policies
(f) Advertising credits, page F-9

39.     Describe your advertising credit arrangements in greater detail. In addition, please discuss why you believe they do not meet the definition of a revenue contract under IFRS 15.

(j) Sales and marketing expenses, page F-10

40.     You disclose that sales and marketing expenses include the cost of providing free trials of the Premium Service. Please disclose the types of expenses that you include in the cost of providing these free trials. In particular, please address the extent to which you include an allocation of royalty costs and, if appropriate, how you determine the amount allocated.

4. Revenue recognition
Subscription revenue, page F-21

41.     We note your statement on page 70 that for partner arrangements where the minimum guarantee is not met, revenue for the difference between the actual subscription and the minimum commitment amount is not recognized until it is collected. We also note your statement on page F-22 that management has concluded the revenue is constrained to the revenue amount for the actual subscriptions sold in a given period. Please clarify your policy and how it complies with paragraph 47 of IFRS 15. In addition, disclose the nature of your performance obligations both when the partner is acting as a principal and when they act as an agent. Please refer to paragraph 119 of IFRS 15.

Advertising revenue, page F-22

42.     On page F-22, you indicate that your advertising arrangements (evidenced by Insertion Orders or IOs) may include multiple performance obligations. Please disclose the nature

of these various performance obligations.  Refer to paragraph 119 of IFRS 15.

## 6. Segment information, page F-23

43.     Please disclose the extent to which you include an allocation of royalty cost in your cost of revenue for the Ad-Supported Service segment, and how you determine the amount allocated.  If cost of revenue for your Ad-Supported Service segment does not include an allocation of royalty cost or other costs associated with providing free streaming services to users, please disclose that fact.  Please refer to paragraph 27(f) of IFRS 8.

## General

44.     We note your disclosure on page 19 and throughout the registration statement that you rely on the assistance of third parties for various processes that appear to be material to your operations.  For example, you rely on third parties to determine accurate ownership information for certain musical compositions and to provide notices of intent to obtain both compulsory licenses pursuant to Section 115 of the Copyright Act and direct licenses with music publishers.  To the extent your agreements with any of these third parties are material and your business substantially depends on these services, please file such agreements as exhibits to your filing.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

                                                        Division of Corporation Finance
                                                        Office of Telecommunications